333-1360

As filed with the Securities and Exchange Commission on March 5, 2002

RECD S.E.C.
MAR 5 - 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02020007

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
3/1/02

For the month of March, 2002

CALLAHAN NORDRHEIN-WESTFALEN GMBH

Gustav-Heinemann-Ufer 54,
50968 Köln, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A..

PROCESSED
MAR 1 1 2002
THOMSON
FINANCIAL

FOURTH QUARTER AND FULL YEAR RESULTS 2001

Callahan Nordrhein-Westfalen GmbH

Financial Performance Meets Expectations

New Products Launched

5th March 2002

Callahan Nordrhein-Westfalen GmbH ("CNRW") announced today its unaudited consolidated financial results for the fourth quarter and the full year to 31st December 2001.

Financial Highlights
(€uro in millions)

	Quarter Ending				Twelve Months Ending			
	30-Sep-01	31-Dec-01	Diff B/(W)	Diff %	31-Dec-00	31-Dec-01	Diff B/(W)	Diff %
Revenue and other operating income	95.4	108.0	12.6	13.6%	351.1	388.3	37.2	10.6%
Own capitalized costs	10.4	8.0	(2.4)	-29.3%	5.0	37.0	32.0	635.0%
Total	105.8	116.0	10.2	10.1%	356.2	425.3	69.2	19.4%
Services purchased	(15.8)	(20.2)	(4.5)	30.2%	(63.4)	(67.5)	(4.1)	6.5%
Personnel costs	(18.0)	(30.5)	(12.5)	99.7%	(35.3)	(71.6)	(36.3)	103.0%
Other operating expenses	(35.6)	(24.3)	11.3	-35.5%	(97.7)	(117.9)	(20.2)	20.7%
Total	(69.4)	(75.1)	(5.7)	9.6%	(196.3)	(257.0)	(60.6)	30.9%
EBITDA	36.4	40.9	4.5	10.9%	159.9	168.4	8.5	5.3%
Depreciation and amortization	(79.0)	(85.4)	(6.5)	8.2%	(198.1)	(319.7)	(121.5)	61.3%
EBIT	(42.6)	(44.5)	(1.9)	-5.3%	(38.3)	(151.3)	(113.0)	294.8%
Financial income (expense), net	(84.8)	(68.2)	16.6	-12.6%	(253.2)	(388.9)	(135.7)	53.6%
Profit (loss) before taxes	(127.4)	(112.7)	14.7	8.7%	(291.5)	(540.2)	(248.7)	85.3%
Taxes	-	-	-	0.0%	(7.0)	-	7.0	-100.0%
Net profit (loss) of the Group	(127.4)	(112.7)	55.8	33.1%	(298.5)	(540.2)	(241.7)	81.0%

The financial information for the quarters ending 30 September 2001 and 31 December 2001 included in the table above and the discussion set forth below, are derived from the unaudited consolidated financial statements of Callahan Nordrhein-Westfalen GmbH and Subsidiaries for the period then ended.

Revenue and other operating income

Revenue and other operating income for the period consisted of cable television revenue, program and other revenue and other operating income.

Total revenue and other operating income for 2001 were €388.3mm, an increase of €37.2mm, or 10.6% from the prior year. The increase was due to a combination of factors, including:

- Growth in *cable television revenue* of €5.4mm, or 1.7%, as a result of an increase of 58 thousand basic cable television subscribers from 4.124mm at the end of 2000 to 4.182mm at the end of 2001. Revenue from basic cable television revenue remained very stable over the year with an ARPU of €6.60.
- Additional *program and other revenue* amounting to €3.0mm, or 14.5%, resulting from an increase in fees for content distribution following the identification and correction of some previously unbilled fees.
- Growth in the number of MSG Media Services subscribers resulting in a €4.7mm, or 53%, increase in *other operating income.*
- Inclusion of €12.4mm in *other operating income* charged to the Baden-Württemberg business as reimbursement for start-up and ongoing management costs that were incurred by *ish* in Nordrhein-Westfalen.
- The addition of €3.3mm, or a 1.1% increase, in *other operating income* as a result of the December 7th acquisition of DeTeKS.

Own capitalized costs

Own capitalized costs include personnel, material and overhead costs capitalized during construction. The €32.0mm increase from 2000 to 2001 is due to the significant work performed by technical employees of the company in connection with the planning and upgrade of the cable network.

Services purchased

Services purchased include network infrastructure costs, expenses for externally purchased information technology services and costs of external sales activities.

From 2000 to 2001, and from the quarter ending 30 September 2001 to the quarter ending 31 December 2001, the cost of *services purchased* increased by €4.1mm, or 6.5% and €4.5mm, or 30.2%, respectively. These increases are principally due to the development and implementation of the customer care and billing system which is necessary to support the company's customer care activities and to serve as the single billing platform for all residential products and services for both the Nordrhein-Westfalen and Baden-Württemberg regions.

Personnel costs

Personnel costs include all expenses associated with salaries and other employee benefits, including retirement benefits, as well as social security and pension costs.

From 2000 to 2001, and from the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *personnel costs* increased by €36.3mm or 103.0%, and €12.5mm or 99.7%, respectively. This increase was a result of overall employment growth associated with the expansion of the business primarily in the areas of customer care, sales and customer operations. Total employment increased from 692 in 2000 to approximately 2,500 at end of 2001. Of the 2,500 year-end staff, 460 were in customer care, 600 in new product and level 4 sales, 500 in installation and provisioning, 300 in network management & operations and 450 supporting the network upgrade.

Other operating expenses

Other operating expenses include sales and marketing expenses, costs relating to digital network services, copyright license fees and miscellaneous other operating expenses. The costs of digital network services represent our pro rata portion of 85% of MSG Media Services' costs of providing digital transmission services which are allocated based upon the number of homes passed in Nordrhein-Westfalen, as compared to the number of homes passed in the other regions. Copyright license fees consist of fees paid for the transmission over our network of copyrighted content. Miscellaneous other operating expenses include, among other things, rental and leasing expenses, postal charges, consulting, travel and other expenses.

From 2000 to 2001 *other operating expenses* increased by €20.2mm, or 20.7%, as a result of a combination of factors, including:

- The increased use of contracted personnel during the first three quarters of the year to provide the necessary skill and experience to support the build up of the business in preparation for the launch of new products and services. Beginning in the 4th quarter of 2001 and continuing into 2002 we are reducing our reliance on external resources by training and developing our own permanent staff.
- An increase in MSG Media Services' costs resulting from the increase in the number of subscribers to MSG Media Services' digital services. This increase in cost is in line with the corresponding increase of €4.7mm in other operating income.
- Increased costs incurred for marketing, brand and product development, and level 4 sales activities, all related to the growth of the business in preparation for the launch of new products and services.

From the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *other operating expenses* decreased by €11.3mm or 35.5%. This was due to a decrease in the use of external consultants as the business evolved from purchasing services externally to using internal staff, combined with a reclassification of some wage related costs from consulting to personnel.

Depreciation and amortization

Depreciation and amortization expenses increased by €121.5mm, or 61.3%, from 2000 to 2001 due to the allocation, to goodwill and customer relationships, of the excess of the acquisition purchase price over the carrying value of acquired net assets, and to the increase in capital expenditures to upgrade our network. From the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *depreciation and amortization* expense increased as a result of the proportionally greater investments in the upgrade of the network.

Financial income (expense), net

Financial income (expense), net increased from €253.2mm in 2000 to €388.9mm in 2001. This increase in financial expense is related to the additional indebtedness incurred to finance the acquisition and the upgrade of the network. During the 4th quarter we incurred interest expense of €19.5mm on the Senior Credit Facility and €49.5mm on the Senior Notes, Senior Discount Notes, Deferred Purchase Obligation and duct lease.

Investing Activities (to be validated)

Investments in fixed assets amounted to €581.7mm for the full year, of which we invested €333.5mm during the 4th quarter. A portion of the 4th quarter investments are currently carried as work in progress and relate specifically to assets which will be placed into service in 2002. The cash and accruals related to the upgrade and investing program for 2001 amounted to €479.5mm, which is consistent with our expectations.

Commenting on the results for the quarter, David Colley, Chief Executive Officer of CNRW said:

"Despite our previously announced delay in launching telephony using Voice-over IP technology we are in the market with both new products and are having some very encouraging early results that show market demand for our new products and services is as strong as we expected. We hit our one million level 3 homes upgraded to 862 MHz bi-directional network by the end of the year but we managed down the channel change activity to keep the effects on our customers to a minimum over the holiday period. Despite having some operational challenges associated with new service start-up we are extremely optimistic that our new products are the right ones for this market."

Paul Ward, Chief Financial Officer of CNRW said:

"Our financial performance in Q4 has been stable and allows us to complete the full year with revenue of € 388 Million and EBITDA of 168 Million in line with the guidance we gave to the market at the beginning of the year. As we said on our Q3 call our EBITDA for Q4 was ahead of Q3 and we now expect to deliver sequential growth in quarterly EBITDA as we roll out our new services. Our total debt at the year-end was € 3,119 Million including capitalised duct leases and the acquisition of DeTeKS. We are compliant with all of our financial covenants."

****

About Callahan Nordrhein-Westfalen GmbH

CNRW is the holding company for Kabel Nordrhein-Westfalen GmbH & Co KG (Kabel NRW); the largest regional cable business in Germany with approximately 7.3 million homes in the Nordrhein-Westfalen region. Kabel NRW passes approximately 6.3 million homes and has approximately 4.1 million subscribers.

CNRW intends to upgrade the network acquired from Kabel Deutschland GmbH to offer a broad product range – including digital interactive television, telecommunications and Internet services for residential and business customers.

As of 12 October 2001, Kabel NRW was renamed ish. This will be the consumer brand name for it's operations and also for those of Baden Württemberg. All future CNRW and CBW announcements will refer to ish.

Safe-Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the CNRW business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will presented in the group's filings with the Securities and Exchange Commission.

Copies of the Fourth Quarter 2001 Financial Statements will be available from our website at www.ish.de

David Colley, Chief Executive Officer and Paul Ward, Chief Financial Officer will be hosting a conference call for investors and analysts starting at 14:00 London time.

Details of the call-in information are as follows:

Date:	Tuesday, 5th March 2001
Time:	14:00 pm (London Time)/9:00 am (EST)
Dial-in Numbers:	US: +1 303 267 1002 UK: +44 20 8240 8241
Password:	ish
Host:	David Colley / Paul Ward

A replay of the conference call will be available from 5 March, 2002 until 8 March, 2002 at:

UK Replay: Valid from 05/03/02 until 08/03/02

International dial in number: +44(0) 20 8288 4459.

Access code: 670 282

USA Replay: Valid from 05/03/02 until 08/03/02
USA dial in number: +1 303 804 1855
Access code: 154 3157

For further information please contact:
Eleanor Browning, Investor Relations Co-ordinator, +44 207 318 8907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By: Dino R. Onofrio
Name: Dino R Onofrio
Title: Vice-President, Finance

Date: March 5, 2002